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SEC FILE NUMBER 001-16249

CUSIP NUMBER 005094 10 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Actua Corporation

(Full Name of Registrant)

ICG Group, Inc.

(Former Name if Applicable)

555 E. Lancaster Avenue, Suite 640

(Address of Principal Executive Office (Street and Number))

Radnor, PA 19087

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Actua Corporation (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Form 10-K was not filed by the prescribed due date because of the greater-than-anticipated time, resources and effort required to complete work related to the assessment of the Company’s internal control over financial reporting.

The Company expects to file the Form 10-K no later than 15 calendar days following the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Kirk Morgan	610	727-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s fourth quarter and annual 2016 and 2015 financial results, please refer to the Company’s press release, dated March 9, 2017, that was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 9, 2017. Notwithstanding the Company’s inability to file the Form 10-K within the prescribed time period, the Company currently does not expect any material changes to the results that have been reported in the press release.

Cautionary Note Regarding Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that such statements involve risks and uncertainties.

Actua Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2017	By	/s/ R. Kirk Morgan
Name: R. Kirk Morgan
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).